INDIE GROWERS ASSOCIATION

April 1, 2015

Division of Corporate Finance Attention: John Reynolds

RE:

Indie Growers Association Form 8-K

Filed July 2, 2014

File No. 000-54091

Dear Sir:

This letter is in response to your comment letter of March 20, 2015.

1.

The Company will be engaging a new auditor to audit River Ridge Sunshine Farms LLC. We will file as soon as the audit has been completed.

2.

We anticipate being able to have our quarterly filings for June 30, 2014, September 30, 2014, and December 31, 2014 reviewed in the near term. Although not required under Regulation 3-11 of Regulation S-X, we intend to have our March 31, 2014 year end financials audited and amended as well. This will be in addition to the audit of our upcoming March 31, 2015 year end.

3.

We will be amending our financial statements for the quarters ended September 30, 2014, and December 31, 2014 to provide the accounting for the acquisition of River Ridge Sunshine Farms LLC.

4.

We have filed a Form 8-K to report the terminated engagement of Sadler Gibb and Associates. We will be amending this filing once we have engaged a new independent accountant.

We trust the above to be in order.

INDIE GROWERS ASSOCIATION

By:

/s/ Robert Coleridge

Robert Coleridge, President